FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For December 27, 2006

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

CONTENTS

Results of Annual General Meeting of Shareholders

At the annual general meeting of the shareholders of BluePhoenix Solutions Ltd., or the Company, held today, the shareholders approved all of the proposed resolutions set forth in the proxy statement dated November 22, 2006 issued on Form 6-K, as follows:

(1)	Mr. Gad Goldstein, Mr. Arie Kilman, Ms. Iris Yahal, Mr. Shai Beilis, Ms. Naamit Salomon, Mr. Gur Shomron, Mr. Guy Bernstein and Mr. Aaron Crystal were elected to serve as members of the Board of Directors of the Company until the next annual general meeting (in addition to Mr. Michael Chill and Ms. Amira Berokovitz-Amir currently serving as outside directors of the Company);

(2)	The Company’s auditor, Ziv Haft, was reappointed as the Company’s independent auditor of the Company for a period ending on the date of the next annual general meeting;

(3)	The remuneration of Mr. Kilman, the Chief Executive Officer of the Company, and Ms. Yahal, the Chief Financial Officer of the Company, including acceleration of vesting of options to purchase Ordinary Shares previously granted, as approved by the Audit Committee and the Board of Directors, was approved.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: December 27, 2006